BUFFETS HOLDINGS, INC.
1460 Buffet Way
Eagan, Minnesota 55121

March 30, 2006

Via EDGAR

Securities and Exchange Commission
CF/AD 5
100 F Street N.E.
Washington, D.C. 20549-3561

Buffets Holdings, Inc.
Form 10-K for the year ended June 29, 2005
(File No. 333-116897)

Ladies and Gentlemen:

We are transmitting for filing with the Securities and Exchange Commission (the “SEC”), in electronic form, responses to comments received from the Staff of the SEC in a letter from David R. Humphrey, dated March 17, 2006 (the “Comment Letter”) regarding the above-referenced Form 10-K. The discussion below is presented in the order of the numbered comments in the Comment Letter and we have reproduced the comments for ease of reference.

The Company’s responses to the Staff’s comments are as follows:

1.	Item 6. Selected Financial Data, page 15

Staff Comment:
Please include a discussion or cross reference to such discussion of the effect on comparability of the information reflected in selected financial data due to net restaurant closures, if material. Refer to Instruction 2 of Item 301 of Regulation S-K.

Company Response to Comment 1:
In response to the Staff’s comment, future filings will contain disclosure of the impact of store closures in each period presented under Item 6, if material.

2.	Item 7. Management’s Discussion and Analysis — Results of Operations, page 21

Staff Comment:
We note that you have included as part of your discussion of your results of operations a discussion of unusual items affecting net income. Please consider revising the presentation of this information to tabular form for clarity.

Company Response to Comment 2:
In response to the Staff’s comment, future filings will contain a tabular presentation of unusual items (as applicable) under Item 7.

3.	Item 7. Management’s Discussion and Analysis — Impairment of Assets, page 22

Staff Comment:
In your discussion of critical accounting policies on page 19, you have chosen to discuss how long-lived assets and goodwill are tested for impairment as the first and therefore the most critical of your accounting policies. We note, however, that in your discussion of your results of operations, you have not explained the facts and circumstances leading to the $3.6 million and $1.9 million in impairment charges taken in fiscal 2005 and 2004, respectively. Please expand your discussion of these impairment charges to include the facts and circumstances leading to such charges. Also, please disclose the reporting unit level at which you assess impairment. Include a draft of your intended disclosure with your response.

Company Response to Comment 3:
In response to the Staff’s comment, future filings will contain disclosure, under Item 7, of the facts and circumstances leading to any impairment charges and the reporting unit level at which impairment is assessed.

Please see revised disclosure below:

Impairment of Assets. We test property and equipment for impairment annually or whenever events or circumstances indicate that the carrying amount of a restaurant’s assets may not be recoverable. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, namely as individual restaurants. During our fiscal 2005 and 2004 annual test for impairment of long-lived assets, we identified 29 and 17 under performing restaurants, respectively, which had estimated future cash flows that were less than their carrying value. Accordingly, we recognized approximately $3.6 million and $1.9 million of impairments, respectively, to the carrying value of the restaurants.

4.	Item 7. Management’s Discussion and Analysis — Liquidity and Capital Resources, page 25

Staff Comment:
You state you operate on a significant working capital deficit because most of your sales are for cash or credit with settlement within a few days and most vendors are paid on terms ranging from 14 to 35 days. It does not appear that your explanation for the cause of your working capital deficit is correct. Receipt of cash from customers in advance of, or simultaneous with, the payment of cash to vendors and employees should not result in a working capital deficit. It appears that your working capital deficit is the result of use of cash from operations for debt service and capital projects. Please revise this disclosure as appropriate.

Company Response to Comment 4:
We agree with the Staff’s comment and we will revise our disclosure in future filings, under Item 7, to clarify the cause of our working capital deficit.

5.	Item 7A. Quantitative and Qualitative Disclosure About Market Risk — Table of Contractual Obligations, page 29

Staff Comment:
As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Company Response to Comment 5:
In response to the Staff’s comment, we will revise our tabular disclosure, under Item 7A, to include a line for interest payments on our fixed-rate debt. We elect not to estimate future payments on our variable-rate debt, however, we will revise our disclosure to include a footnote indicating the significant contractual terms of the variable-rate debt.

6.	Financial Statements — Note 2 — Summary of Significant Accounting Policies — Fair Value Disclosure of Financial Instruments page 44

Staff Comment:
You state the carrying amount of your financial instruments approximates fair value. Please expand your disclosure to discuss the method by which you determine fair value of your debt obligations. In this regard, it may be helpful to debt holders to understand why you believe the carrying amounts have approximated fair value in each of the periods presented without exception.

Company Response to Comment 6:
In response to the Staff’s comment, future filings will contain disclosure, in Note 2 to the financial statements, of the methods by which we determine fair value of our debt obligations. If the difference between the carrying amount and fair value becomes material, we will revise our disclosure to present carrying value and fair value of our long-term debt in tabular form.

7.	Financial Statements — Note 6 — Shareholders Equity/(Deficit), page 50

Staff Comment:
Supplementally explain to us the facts and circumstances surrounding the cancellations of options in each year an income statement is presented. Your discussion should include why the options were cancelled, and whether any individuals whose options were cancelled received grants within a six month period surrounding the date of cancellation. Also, please tell us why the expected lives as disclosed on page 45 are significantly shorter than the contractual terms of the option grants.

Company Response to Comment 7:
Pursuant to the terms of the Equity Participation Plan (the “Plan”), cancellation of options occur: (1) at the time of separation of employment if the grantee is terminated for cause or quits, or (2) if the grantee’s employment terminates for reasons other than as provided in (1), the earlier of (a) 60 days after grantee’s termination of employment or (b) the date on which such options terminate or expire in accordance with the provisions of the Plan.

In fiscal years 2003 and 2004, there were no grants to individuals within a six-month period surrounding the date of cancellation. In fiscal year 2005, there were three individuals who received grants totaling 415 options within six months prior to the cancellation of those options. In each case, the cancellation of options was due to termination of employment. None of the individuals whose option grants were cancelled received subsequent option grants. Under the Plan, the Company has never repriced options subsequent to the date of their issuance.

Options become exercisable upon the occurrence of an exercise event, which term is defined by reference to our Stockholders’ Agreement, as an event qualifying for “Tag-Along” or “Drag-Along” treatment pursuant to such Stockholder’s Agreement. Summarizing the pertinent provisions of that document, qualifying events include the sale of less than a majority of the voting stock by Caxton-Iseman to a third party which is not an affiliate of Caxton-Iseman or the sale of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis. For purposes of valuing our stock options to provide the pro forma footnote disclosure required by SFAS 123, we estimated that such an event was expected to occur in calendar year 2006, which timing was used to derive the expected option lives. In conjunction with our 8-K and press release, dated January 13, 2006, announcing that we are exploring various strategic alternatives, we suspended granting stock options under the Plan pending completion of the strategic alternatives project.

8.	Financial Statements — Note 11 — Condensed Consolidating Financial Statements, page 56

Staff Comment:
Please revise to disclose the nature and terms of any restrictions on your ability to obtain funds from your subsidiaries. Refer to Rule 4-08 (e) of Regulation S-X.

Company Response to Comment 8:
In response to the Staff’s comment, future filings will disclose, in this footnote, the nature and terms of any restrictions on our ability to obtain funds from our subsidiaries.

_________________

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please call me at (651) 365-2784 if you have any questions about the contents of this letter.

Sincerely yours,

/s/ A. Keith Wall

A. Keith Wall
Chief Financial Officer